Exhibit 99.4

Media Standby Statement

To be used only in response to media requests for Jazz comments regarding Gentium pre Tender Offer launch

Jazz Pharmaceuticals and Gentium S.p.A. announced that they have entered into an agreement for Jazz Pharmaceuticals to acquire Gentium, a biopharmaceutical company based in Italy. The planned combination of Jazz Pharmaceuticals and Gentium is highly synergistic, as both companies are dedicated to bringing differentiated therapies to patients who have high unmet medical needs.

The transaction would add Defitelio™ (defibrotide) to Jazz Pharmaceuticals’ diverse development and commercial portfolio. Defitelio is the first therapy approved in the European Union for the treatment of severe hepatic veno-occlusive disease (sVOD) in adults and children undergoing hematopoietic stem cell transplantation. Severe VOD is a severe and life-threatening orphan disease with no approved treatments. Jazz Pharmaceuticals’ commercial and clinical expertise in orphan diseases in the area of hematology / oncology, and its existing multinational infrastructure, will help realize the value of Defitelio to patients who have limited options.

The deal also represents Jazz Pharmaceuticals’ continued execution on its growth strategy. Jazz Pharmaceuticals expects the acquisition of Gentium to be important to its multinational development and commercial operations, short- and long-term revenue opportunities, and to offer high-growth potential. Jazz Pharmaceuticals expects to close the acquisition during the first quarter of 2014, subject to the satisfaction of customary closing conditions.

# # #

Additional Information and Where to Find It

The tender offer for the outstanding shares of Gentium S.p.A. (including those shares represented by American Depositary Shares) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Gentium, nor is it a substitute for the tender offer materials that Jazz Pharmaceuticals plc and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Jazz Pharmaceuticals and its acquisition subsidiary will file tender offer materials on Schedule TO, and Gentium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Gentium are urged to read these documents when they become available because they will contain important information that holders of Gentium securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Gentium at no expense to them. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at http://www.sec.gov or by (i) directing a request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or + 1 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com. Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly (except in the case of Gentium) and special reports and other information with the SEC. You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.